Mondovita Corp.

#22 Calle Felix Nolasco

Atlantica, Puerto Planta

Dominican Republic

June 18, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  J. Nolan McWilliams

Re:          Mondovita Corp.

Registration Statement on Form S-1

Filed May 13, 2015

File No. 333-204143

Dear J. Nolan McWilliams:

I write on behalf of Mondovita Corp., (the “Company”) in response to Staff’s letter of June 9, 2015, by J. Nolan McWilliams, Attorney-Advisor, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed May 13, 2014 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.             Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to this comment, there are no written communications responsive to this request.

Registration Statement Cover page

2.             Please revise your cover page to list your agent for service. Refer to Form S-1.

In response to this comment, the Company included its agent for service.

Prospectus Summary, Page 5

3.             It appears from his biography on page 20 that your sole officer and director has no experience in the agency or athlete management business and that you do not have any full or part-time employees. Please disclose in the summary and also add a risk factor disclosing that Mr. Santana has no experience as a sports agent or dealing with athletes. Additionally, please reconcile this disclosure with your statements with respect to your “existing expertise and network relationships.”

In response to this comment, the Company disclosed that Mr. Santana has no experience in the agency or athlete management business and the Company has no full or part-time employees.  The Company also added a risk factor that Mr. Santana has no experience as a sports agent or in dealing with or managing athletes. The Company also revised the disclosure related to “existing expertise and network relationships.”

4.             In this regard, please substantiate your “existing expertise and network relationships in the Dominican Republic to sign promising athletes . . .” and that you have “established well respected relationships.”

In response to this comment, the Company revised its disclosures to clarify that it has no existing agreements or arrangements with those in the sports agency or athlete management business, but the Company’s officer and director has contacts in the industry and plans to forge relationships with coaches, managers, scouts, recruiters, academy and sporting directors, promoters, and other key figures in the development of the business.

5.             We note your statement that you “are in the business of procuring and negotiating employment and endorsement contracts for top talent athletes.” We also note that you are a development stage company and have no operations or revenues. As such, please revise the disclosure here and throughout your filing to remove any implication that you currently have operations, or provide clarifying support for these statements as appropriate. For example, on page 31 you state that “[y]our athletes are under no obligation” to repay you for expenses.

In response to this comment, the Company revised its disclosures to remove any implication that it currently has operations.

Risk Factors, Page 7

Risks Related to Our Financial Condition and Our Business, page 7

We may become subject to government regulation and legal uncertainties . . . ., page 10

6.             Please explain the references in this risk factor to your mobile applications.

In response to this comment, the Company omitted this risk factor as it is inapplicable to its business.

Plan of Distribution, page 18.

7.             Please reconcile your disclosure on page 19 that you expect “all expenses incidental to the registration of the shares” to be $10,000 with the disclosure on page 16 and elsewhere that offering expenses will be $20,000.

In response to this comment, the Company revised the disclosure to state $10,000 in expenses incidental to the registration of the shares.

Description of Business, page 26

Baseball in the Dominican Republic, page 26

8.             Please disclose the sources for the statistics cited here. For instance, your statement that “30% of major leaguers are foreign and many of them are from the Dominican [Republic]” does not appear to be supported by any source.

In response to this comment, the Company included the sources for the statistics cited.

9.             Please balance your disclosure by discussing the key challenges and obstacles to identifying and representing prospective Major League Baseball players in the Dominican

Republic. We note in this regard extensive media coverage regarding the role of “buscones” and risks because of lack of regulation of recruiting prospective players in the Dominican Republic and allegations of corruption, embezzlement, and providing drugs, including steroids, to prospective players. Please also discuss Major League Baseball’s efforts to reform recruiting of players in the Dominican Republic in response to potential fraud with age and identity of players. To the extent appropriate, please revise your risk factors accordingly.

In response to this comment, the Company provided disclosures and a risk factor to cover the negative publicity about buscones and oppressive practices in the Dominican and MLB’s efforts to help alleviate the situation.

MLB Player Development, page 28.

10.          Please reconcile your disclosure here that you would operate as an independent scout for MLB clubs, receiving a finders’ fee from the club, with your disclosure on page 31 that your company will operate as an agent, receiving a percentage of a player’s salary.

In response to this comment, the Company revised the disclosure to state that the Company’s revenue source is expected to come from receiving a percentage of a player’s salary.

Exhibit 99

11.          Refer to section 2.1(c) of the Subscription Agreement. Representations regarding the subscriber’s knowledge and experience in finance, securities, and other business matters and the subscriber’s ability “to protect its interests” are inconsistent with a public offering of securities. Please revise and refile the subscription agreement accordingly.

In response to this comment, the Company revised the subscription agreement accordingly.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Elvis Santana

Elvis Santana

Enclosures:

Acknowledgment by the Company